FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

March 24, 2008

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.

Form 10-K for the Fiscal Year Ended August 31, 2007

Definitive Proxy Statement on Schedule 14A

File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 13, 2008. For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has set forth below the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

1.	We note your response to prior comment number 8. It remains unclear how the Compensation Committee determined the actual size of the bonus payments and the stock option grants awarded to each of the named executive officers. In this regard, it appears that the Committee considers a variety of factors – including corporate performance targets relating to subscription growth, individual goals and performance, and compensation benchmarking data – in determining the size of bonus payments and options awards. Tell us specifically how the Committee takes each of these factors and any others into account in setting actual incentive compensation levels for each of your named executive officers.

Response:

We refer to our prior response to comment number 8 and supplement it with the following. The Compensation Committee determines the actual size of bonus payments and stock option grants awarded to each of the named executive officers based on the Compensation Committee’s subjective view of the executives’ achievement of qualitative goals set out in materials provided to the Committee by management. There are no specific quantitative formulas involved that would result in a particular compensation level. The Committee agrees on the executive’s performance and related compensation through conversation and discussion.

Mr. Hadley’s goals included increasing annualized subscription value (“ASV”), increasing earnings per share (“EPS”), optimizing capital allocation and responding to industry changes to improve the Company’s competitive position.

Mr. DiChristina’s goals included increasing ASV, increasing EPS, investing to maximize the Company’s competitive position and managing certain technical projects.

Mr. Frankenfield’s goals included increasing ASV, meeting certain human resources goals, advancing certain products and improving the productivity of the sales force.

Mr. Walsh’s goals included increasing EPS, managing certain financial metrics and managing various operational sectors of the Company.

Mr. Kennedy’s goals included increasing ASV, meeting certain human resources goals and advancing certain products.

The compensation to be issued is not based on a quantitative formula. Each named executive officer was measured on his performance relative to their qualitative goals in determining the appropriate overall level of compensation. The compensation is then granted as a mix including base salary, bonus and option grants. It should be noted that given the large current and historical equity ownership of management, particularly Mr. Hadley and Mr. DiChristina, cash compensation relative to industry peers has not been a primary focus of overall compensation.

2.

We refer again to prior comment number 8. You state in your response letter that the Compensation Committee concluded that the aggregate compensation approved for each named executive officer fell towards the lower end of the range of compensation offered by your peer companies, and that the total compensation granted to each named executive officer was found to be below the average compensation for each analogous peer executive. In the last paragraph on page 16 of your definitive proxy statement, however, you state that, based on competitive market data, the Committee believes that its total target compensation for named executive officers is highly competitive, and you suggest that there are only “some instances” in which total compensation falls below the 75th percentile for a particular position. Please explain the apparent inconsistencies between your response letter and definitive proxy statement.

Response:

The Company regrets the inadvertent misstatement regarding the total compensation levels compared to peer companies referred to in the definitive proxy statement. The fifth paragraph under the heading “Process of Determining Executive Compensation,” should have read as follows:

“Based on competitive market data, the Compensation Committee believes that its total target compensation for NEOs is competitive. The Compensation Committee concluded that the aggregate compensation approved for each NEO fell within the range of compensation offered by the peer companies, but towards the lower end of that range. It should be noted that given the large current and historical equity ownership of management, particularly Mr. Hadley and Mr. DiChristina, cash compensation relative to industry peers has not been a primary focus of overall compensation. Accordingly, the total compensation package granted to each NEO was found to be below the average compensation for each analogous peer named executive officer.”

FactSet undertakes to describe correctly in future definitive proxy statements the comparative status of named executive officers’ compensation for a particular position with reference to a group of peer companies.

3.	Refer to prior comment number 10. Please provide a more detailed analysis justifying the omission of disclosure relating to the performance objectives tied to the company’s performance-based option award program. The criteria for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made in the last paragraph on page 9 (carrying over onto page 10).

Response:

We refer to our prior response to comment number 10 and supplement it with the following. Terms used and not defined in this letter shall have the meanings assigned to them in our January 15, 2008 letter. As we have stated, in the beginning of the 2007 fiscal year Management provided the Compensation Committee with performance targets that correlate to “Below”, “Expected”, “Excellent” and “Superlative” results for annualized subscription value growth (a forward looking indicator of revenue). The Company’s EPS targets are also implied in that the Company is managed each year with the goal of EPS growth being equal to or greater than revenue growth.

We noted in our prior analysis that commercial or financial information is “confidential” for purposes of Exemption 4 if disclosure of the information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained”. National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Our prior response noted that disclosure of the performance-related factors including the levels of annualized subscription values (“ASV”, a forward looking indicator of revenue) and EPS figures associated with each performance level of our performance-based option awards would result in competitive harm to the Company.

We believe such disclosure would harm the Company’s competitive position for a number of reasons. First, disclosure of these metrics would afford our competitors a clear indication of the Company’s growth goals for the two year period covered by the performance-based option grant at issue. Disclosure of ASV targets may also be used as a proxy in particular for anticipated sales figures over the two year period, and could be damaging to the Company’s efforts to compete in the market, particularly against much larger players, who in turn may focus significant incremental effort to reduce the probability of the Company reaching its ASV goals once such information became known and available in the public domain. One of the performance levels is clearly indicated as “Expected.” Competitors would easily be able to gauge the Company’s success against its own goals in its sales efforts. Moreover, the Company is concerned that the ASV and EPS figures could be seen as guidance by investors, although unintended as such by the Company, and highly susceptible to misinterpretation. In all these ways, the Company believes that it has met the standard required to refrain from disclosing the performance targets.

*    *    *    *    *

The Company’s view is that the additional disclosure and analyses offered in this response letter do not constitute material changes to the Definitive Proxy Statement on Schedule 14A. The Company is willing to make additional and corrected disclosures, appropriately modified, in prospective proxy filings. However, the Company believes that the additional disclosure is not material in the mix of information provided to warrant the amendment of any historical filings. The Company also notes that the Annual Shareholders’ Meeting for 2007 occurred on December 18, 2007.

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH
Peter G. Walsh
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jason Niethamer, United States Securities and Exchange Commission
Katherine Wray, United States Securities and Exchange Commission
Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.

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